

March 28, 2011

<u>Via U.S. Mail</u>

Caesar J. Belbel, Esq.
Chief Legal Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458

> **Re: Clinical Data, Inc.**
> **Amendment No. 2 to Schedule 14D-9**
> **Filed on March 28, 2011**
> **File No. 005-39041**

Dear Mr. Belbel:

We have reviewed your amended filing and have the following comments.

<u>Securityholder Tender and Support Agreement, page 12</u>

1.   We note your response to prior comment 1. You have retained a statement that the representations, warranties and covenants contained in the agreements were made <u>only</u> for the purposes of such agreement and <u>solely</u> for the benefit of the parties to the agreements. The merger agreement and support agreement were filed as exhibits to a publicly filed document. Please revise as appropriate to remove the implication that the merger agreement and support agreement do not constitute public disclosure.

<u>Reasons for Recommendation, page 18</u>

2.   We note revised disclosure in the Offer to Purchase that the upfront consideration represents a discount to the closing market price of the shares at or around the time the offer commenced. Please tell us, with a view towards revised disclosure, what consideration the board of directors gave to this factor in determining that the transactions are fair to and in the best interests of security holders.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (858) 550-6420
        Barbara L. Borden, Esq.
        Cooley LLP